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                                                                  CONFIDENTIAL
                                                                  ------------



                                August 2, 2005



VIA ELECTRONIC FILING

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Corporation Finance


           Re:      MCI, Inc.
                    Revised preliminary proxy statement filed on Schedule 14A Filed on July 26, 2005 by Deephaven Capital Management LLC File No. 1-10415


Ladies and Gentlemen:

          On behalf of our client Deephaven Capital Management LLC ("Deephaven"), transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is a third amendment (the "Proposed Amendment No. 3") to Deephaven's preliminary proxy statement on Schedule 14A as amended on July 15, 2005 and July 26, 2005 (collectively, the "Preliminary Proxy Statement"), including the annexes thereto. The Proposed Amendment No. 3 is marked to indicate revisions from the Preliminary Proxy Statement as filed with the Commission on July 26, 2005.

          The comments set forth below were provided by the Commission's staff (the "Staff") to us as special counsel to Deephaven by letter dated August 1, 2005 (the "Comments"). We have provided the Staff's Comments to representatives of Deephaven and have set forth Deephaven's responses below. Unless otherwise indicated, all page references in the Comments are to the Preliminary Proxy Statement and all page references in the responses to the Comments

United States Securities and Exchange Commission
Attention:  Division of Corporation Finance
August 2, 2005
Page 2


are to the Proposed Amendment No. 3. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proposed Amendment No. 3.

General
-------

Background of the Decision to Oppose the Proposed Merger, page 1
----------------------------------------------------------------

1. SEC Comment: It does not appear that you have added the section title you have referenced in your response to prior comment 1. Please add the section title after the second paragraph.

          Response: In response to the Staff's comment, Deephaven has added the section title "Background of Deephaven's Contacts and Relationships with Other Parties" on page 1 of the Proposed Amendment No. 3.

2. SEC Comment: We note the disclosure you have added in response to prior comment 2. In particular, we note your disclosure that "[t]o the extent there is any benefit or detriment to the holders of MCI common stock as a result of the outcome of the vote regarding the potential MCI-Verizon merger, Deephaven would benefit or be harmed ratably with other MCI stockholders." Please also disclose that Deephaven nevertheless may profit from its positions in, for example, Verizon even if MCI's stock price falls. Alternatively, please revise to remove the last sentence of this new paragraph as it mitigates the point of this disclosure which is to indicate that your interests may differ from those of other MCI shareholders.

          Response: In response to the Staff's comment, Deephaven has added the disclosure on page 2 of the Proposed Amendment No. 3.


                                     * * *

United States Securities and Exchange Commission
Attention:  Division of Corporation Finance
August 2, 2005
Page 3



          Please direct any questions or further communications relating to these filings to the undersigned at (212) 839-5838 or, alternatively, Lori Anne Czepiel at (212) 839-8768 or Scott Freeman at (212) 839-7358. Thank you for your consideration of this filing.

                                                        Very truly yours,

                                                        /s/ Janet E. Miller

                                                        Janet E. Miller


cc:      Michele Anderson
         Legal Branch Chief
         Division of Corporation Finance
         United States Securities and Exchange Commission

         Albert Pappas
         Division of Corporation Finance
         United States Securities and Exchange Commission

         Mara Ransom
         Special Counsel, Office of Mergers and Acquisitions
         Division of Corporation Finance
         United States Securities and Exchange Commission

         Lori Anne Czepiel
         Sidley Austin Brown & Wood LLP

         Scott Freeman
         Sidley Austin Brown & Wood LLP